UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Rain Oncology Inc.

 (Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

75082Q105

(CUSIP Number)

Avanish Vellanki

Chief Executive Officer

Rain Oncology Inc.

8000 Jarvis Avenue, Suite 204

Newark, CA 94560

(510) 953-5559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75082Q105
1.	Names of Reporting Persons Avanish Vellanki

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,550,910

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,550,910

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,550,910

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.0%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) Based on 36,384,709 shares of Common Stock issued and outstanding as of the close of business on December 11, 2023.

Explanatory Note

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Avanish Vellanki (the “Reporting Person”) on April 29, 2023 (the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D as previously amended. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

This Amendment supplements the disclosure in Item 4 of the Schedule 13D, as previously amended, by adding the following:

On December 13, 2023, the Issuer filed a Current Report on Form 8-K (the “Merger 8-K”) with the Securities and Exchange Commission, announcing that on December 13, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pathos AI, Inc., a Delaware corporation (“Parent”), and WK Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). According to the Merger 8-K, the Merger Agreement provides, among other things, and subject to the terms and conditions thereof, for (i) the acquisition of the Issuer by Parent through a cash tender offer (the “Offer”) by Merger Sub for all of the Issuer’s outstanding shares of Common Stock for: (A) $1.16 per share and (B) contingent cash payments pursuant to a contingent value rights agreement to be entered into at or prior to the Effective Time (as defined below) among Parent, Merger Sub, a rights agent and a representative, agent and attorney in-fact of the holders of CVRs (the amounts set forth in clauses (A) and (B), collectively, the “Offer Price”), and (ii) following the completion of the Offer, the merger of Merger Sub with and into the Issuer (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As further described in the Merger 8-K, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders, each outstanding share of Common Stock (other than certain excluded shares) will be converted into the right to receive the Offer Price.

In connection with Issuer’s entry into the Merger Agreement, the Reporting Person entered into a Support Agreement (the “Support Agreement”) with Parent and Merger Sub, pursuant to which the Reporting Person agreed, among other things, to irrevocably tender the shares of Common Stock held by the Reporting Person in the Offer, upon the terms and subject to the conditions of such agreement. The Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Issuer’s Board of Directors votes to approve a superior proposal. By entering into the Support Agreement, the Reporting Person has also agreed to other customary terms and conditions, including certain transfer and voting restrictions, in respect of shares of Common Stock that it beneficially owns.

The Issuer filed the Merger Agreement as an exhibit to the Merger 8-K. A form of the referenced Support Agreement is attached to this Amendment No. 1 as Exhibit 3. The foregoing summaries of the terms and conditions of the Merger Agreement and the Support Agreement are qualified by reference to those documents and are not substitutes for reading those documents in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by the addition of the following:

This Item 6 incorporates by reference the information in Item 4 of this Amendment No. 1 regarding the Support Agreement.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 3.	Support Agreement by and among Pathos AI, Inc., WK Merger Sub, Inc., and the Reporting Person, dated December 13, 2023.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2023	Avanish Vellanki

/s/ Avanish Vellanki